Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, December 9, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 2 to December 6, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02/12/2024	453,722	54.223933	24,602,591.12	XPAR
02/12/2024	137,549	54.362429	7,477,497.68	CEUX
02/12/2024	29,038	54.348146	1,578,161.45	TQEX
02/12/2024	24,687	54.349974	1,341,737.81	AQEU
03/12/2024	452,255	54.340750	24,575,875.69	XPAR
03/12/2024	137,489	54.417607	7,481,822.38	CEUX
03/12/2024	29,149	54.395073	1,585,561.97	TQEX
03/12/2024	24,941	54.397089	1,356,717.79	AQEU
04/12/2024	464,119	54.064240	25,092,240.81	XPAR
04/12/2024	129,593	54.120111	7,013,587.53	CEUX
04/12/2024	28,411	54.106866	1,537,230.18	TQEX
04/12/2024	25,079	54.106418	1,356,934.85	AQEU
05/12/2024	461,827	54.335132	25,093,431.15	XPAR
05/12/2024	128,551	54.430147	6,997,049.85	CEUX
05/12/2024	28,620	54.385844	1,556,522.86	TQEX
05/12/2024	24,879	54.382396	1,352,979.62	AQEU
06/12/2024	407,208	54.443593	22,169,866.67	XPAR
06/12/2024	190,000	54.448583	10,345,230.77	CEUX
06/12/2024	22,807	54.450556	1,241,853.84	TQEX
06/12/2024	22,828	54.450608	1,242,998.48	AQEU
Total	3,222,752	54.301384	174,999,892.50

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).